WHIRLPOOL MAYTAG KITCHENAID JENN-AIR AMANA BRASTEMP CONSUL BAUKNECHT GLADIATOR


09037317


Whirlpool
CORPORATION

2008 Annual Report


Silver Ideator Award
COOK FOR THE CURE

TABLE OF CONTENTS

We have taken, and will continue to implement, significant actions in all areas of the business to address this highly volatile and uncertain economic environment. Now, more than ever, we are aggressively delivering all elements of our brand value creation strategy — focusing on attracting and retaining consumers to our brands with innovation, providing excellent service and value to trade customers, and driving lower costs and higher product quality across our global operations.

These steps, combined with continued investment in — and consumer preference for — our brands, position us well to endure this difficult period. During our nearly 100-year history, we have endured other difficult times. I am confident that, at some point, the economy will improve and consumer demand will return to more normal levels. And when it does, we stand ready with even better products, more consumer-relevant innovations, more efficient operations and, ultimately, an even stronger company.

BRAND PLATFORM
Best Consumer Position

TRADE PLATFORM
Best Trade Position

GLOBAL OPERATING PLATFORM
Best Cost, Quality and Delivery Position

By many measures, 2008 was a challenging year for Whirlpool Corporation. Our global business was impacted by one of the most volatile economic environments we have seen in decades. We experienced a steep decline in consumer demand for appliances, significant and rapid fluctuations in currency exchange rates, and we continued to face high material and oil-related costs.

Despite the global economic volatility, we maintained — and in some areas grew — market position for our leading global brands. This is a testament to the strength of our global brand portfolio, product innovation and the value we bring to consumers.

2008 FINANCIAL PERFORMANCE

Net sales for the year fell 3 percent to $18.9 billion. Diluted earnings from continuing operations were $5.50 versus $8.10 in the prior year. Our operating earnings fell by 48 percent, and free cash flow fell by more than $600 million to negative levels.

Our Latin America and Asia operations delivered strong sales and operating profit even as growth in these markets slowed. Our results in North America and Europe were impacted by weak industry demand and higher material and freight costs.

2009 PRIORITIES

As we continue to navigate through what we expect to be a prolonged economic downturn, we are focused on the following three priorities:

Reduce our global cost structure

We are taking aggressive actions to redesign our products with global standards for parts and components. This proven global approach lowers costs, improves quality and speeds our time from design to market. The difficult decision to close five manufacturing facilities and reduce approximately 5,000 positions globally will allow us to further reduce costs and operate more efficiently in 2009. We are aggressively managing all costs in every part of our business to rapidly adjust our cost structure to current and expected global demand levels.

Focus on cash generation

We are taking steps to ensure that we can appropriately invest in our business, reduce overall debt levels and lower our overall working capital. We have reduced spending in all non-product areas while still investing in new products and innovations, including exciting new product launches in every major product category in all regions in 2009. Innovation attracts consumers to our global portfolio of brands and generates higher margins. As such, we are making continued and focused investments in innovation, and our pipeline remains robust. We expect the combination of lower costs in non-product areas, lower inventory levels and higher margins from new products to generate the resources needed to fund our business.

Strong market focus

While we expect consumer demand to decline further in 2009, given the current economic outlook, we also expect to maintain and grow our global market position. We will do this by ensuring that our branded products, particularly our newest innovations, represent a strong value to our trade customers and consumers.

One recent example is the introduction of our high-efficiency *Maytag* performance series laundry pair. This innovative laundry pair commands higher margins while delivering great value to consumers in the form of lower energy and water bills. Energy efficiency represents a great financial value to consumers, especially during these tough economic times. Whirlpool Corporation offers the widest array of energy and water efficient appliances to the global marketplace.

THE ROAD AHEAD

We have a clear understanding of the global dynamics of every part of our business, and we expect the external economic volatility we experienced in 2008 to continue through 2009. We are taking all the necessary actions to deliver the best results possible during this period, but equally important, we are taking the right actions to ensure that we emerge from this economic period as an even stronger company that will offer significant value creation for you, our shareholders.

The decisive and thoughtful actions we are taking today will significantly lower our overall cost structure. Our brands, our product innovation and our overall execution will only get better during this challenging period. With these fundamentals in place, we will be very well positioned to capitalize on our growth opportunities when the global economy recovers to normal growth levels.

Our greatest asset remains the talented, dedicated Whirlpool employees worldwide who work tirelessly to create better, more innovative products that improve the lives of people — in and around the home — each and every day. In the pages that follow, you will see the Whirlpool Corporation value-creation story through the eyes of our employees.

Thank you for your confidence and your continued investment in Whirlpool Corporation.

Sincerely,





JEFF M. FETTIG
Chairman of the Board and Chief Executive Officer

FINANCIAL HIGHLIGHTS

(Millions of dollars, except per share data)	2008	2007	% Change
Net sales	**$ 18,907**	$ 19,408	(2.6)%
Earnings from continuing operations	**$ 418**	$ 647	(35.3)%
Per share on a diluted basis	**$ 5.50**	$ 8.10	(32.1)%
Stockholders' equity	**$ 3,006**	$ 3,911	(23.1)%
Total assets	**$ 13,532**	$ 14,009	(3.4)%
Return on equity	**10.7%**	18.1%	(40.9)%
Book value per share	**$ 39.54**	$ 48.96	(19.2)%
Dividends per share	**$ 1.72**	$ 1.72	0.0 %
Share price			
High	**$ 98.00**	$ 118.00	(16.9)%
Low	**$ 30.19**	$ 72.10	(58.1)%
Close	**$ 41.35**	$ 81.63	(49.3)%
Shares outstanding at December 31 (in 000s)	**73,536**	75,835	(3.0)%
Number of employees	**69,612**	73,682	(5.5)%


$13.2
$14.3
$18.1
$19.4
$18.9
04 05 06 07 08
REVENUE
($ in billions)
$5.90
$6.19
$6.35
$8.10
$5.50
04 05 06 07 08
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
$794
$884
$880
$927
$327
04 05 06 07 08
CASH FLOW PROVIDED BY CONTINUING OPERATING ACTIVITIES
($ in millions)
45.7%
40.4%
41.2%
34.5%
46.0%
04 05 06 07 08
DEBT/TOTAL CAPITAL


Whirlpool
CORPORATION

GLOBAL BRAND POSITIONING

	NORTH AMERICA	EUROPE	LATIN AMERICA	ASIA
Whirlpool	o	o	o	o
MAYTAG	o	o	o	o
KitchenAid FOR THE WAY IT'S MADE.®	o	o	o	o
JENN-AIR FOR THE LOVE OF COOKING.	o		o	o
Amana	o	o		o
BRASTEMP			o	
consul			o	
Bauknecht Live today.		o		
GLADIATOR GARAGEWORKS BY WHIRLPOOL CORPORATION	o			o

NORTH AMERICA REGION

- #1 major appliance market share
- Leading brands in mass and premium segments
- Three of Top 20 consumer-rated brands in 2008 BrandIndex poll published by *BrandWeek* magazine

EUROPE REGION

- #1 brand position
- Growth in the premium brand segment
- Continued expansion into emerging markets

LATIN AMERICA REGION

- #1 consumer position in Latin America
- Continuous growth throughout all Latin American markets
- More than 150 products launched in 2008

ASIA REGION

- #1 consumer-preferred brand in India
- A leader among Western brands in China
- Continued expansion into emerging markets

Fueled by talented people in every corner of the world, Whirlpool Corporation is far more than the sum of our brands. We invite you to see our company through the eyes of our employees.


Whirlpool®
Home Appliances

It's about innovation, eco-efficiency and the consumer.

Mathias Tingström, Senior Manager, *Whirlpool* Studio and Freestanding Products, Global Design Studio
Cassinetta, Italy





controle de fluxo


laveuse
affresh



Whirlpool


We're accelerating the pace of innovation and continuing our growth into adjacent businesses.

Nilanjan Bhattacharya, General Manager, Sales
New Delhi, India



Whirlpool brand's *Cabrio* washer and steam dryer offer front-load efficiency, industry-leading capacity and the benefits of steam. By using a combination of mist and heat in the dryer, the *Cabrio* steam dryer naturally steams away tough odors and relaxes wrinkles.


We're helping
our consumers get
more done, faster
and easier than
ever before.

Tomas Diaz, Director, *Whirlpool* Brand
Benton Harbor, Michigan, USA



Whirlpool *products are reliable, smartly designed, easy to use: a kind of precious home-help intelligence for busy mothers like me!*

Anne-Frédérique Gautier, Manager, Marketing Group
Suresnes, France



Countries where *Whirlpool* brand products are sold.

Whirlpool, the flagship brand of the company, is dedicated to making a difference in people's lives every day.

Whether it's making laundry a little less of a chore, doing our part to help you save water and energy, or donating ranges and ENERGY STAR® qualified refrigerators to new Habitat for Humanity® homeowners, *Whirlpool* brand is focused on what's important in life.

RIGHT: French-door, bottom-freezer refrigerator.




MAYTAG®

Reliability, dependability and performance. That's the **Maytag** *difference.*

Frank Nekic, Senior Product Manager
Benton Harbor, Michigan, USA



As an employee and member of the Maytag *team, I'm part of an authentic blend of cultures that touches the lives of consumers each and every day around the world.*

Luis C. Ortega, Manager, *Maytag* Brand
Monterrey, Mexico






MAYTAG




We're
putting the
Maytag back
in Maytag.

Blane Buckingham, Director, *Maytag* Brand
Benton Harbor, Michigan, USA











High-efficiency laundry.



Maytag *brand builds better products that last longer.*

Karen White, Senior Marketing Manager, Innovation
Benton Harbor, Michigan, USA


Countries where *Maytag* brand products are sold.

Maytag brand is committed to providing consumers with the confidence that when they buy a *Maytag*, they're buying dependability they can count on.

For more than a century, *Maytag* brand appliances have been synonymous with reliability and durability. Today, *Maytag* brand's tradition of quality production and performance continues to thrive. Exceptionally durable, commercial-grade components are found in many *Maytag* brand appliances.


RIGHT: The *Maytag* SteamClean Option dishwasher gets glassware clean with the power of steam.


KitchenAid®

FOR THE WAY IT'S MADE.®



KitchenAid *is a trusted partner and friend.*

Brian Maynard, Director, Brand Marketing
Benton Harbor, Michigan, USA


KitchenAid




KitchenAid
KitchenAid



I'm proud to carry on the tradition of timeless, classic design with unmatched craftsmanship.

Kevin Gilboe, Senior Manager, *KitchenAid* Brand Studio
Benton Harbor, Michigan, USA

Even in Paris, our stand mixer makes a fashion statement.

Muriel Dreyfuss-Bellaiche, Territory Manager
Paris, France


ARTISAN

For 90 years, the iconic *KitchenAid* stand mixer has been a symbol of performance, versatility and timeless design. Embraced by cooks around the world, KitchenAid offers more than 40 colors and finishes for this kitchen essential.


We're building
relationships.
We're reaching
into communities.

Mary Chris Ashbrook, Training Team Lead, KitchenAid Customer Service Center
Saint Joseph, Michigan, USA



Countries where *KitchenAid* brand products are sold.

The *KitchenAid* brand believes one of life's greatest pleasures is preparing and sharing meals with one another. Food has the ability to bring people together.


1919–2009

A time without distractions, an activity that lets us connect with each other in ways that don't happen anywhere else. Ideas are exchanged, hopes are revealed, relationships are developed. Conversations happen that might otherwise go unspoken.

KitchenAid products enhance the pleasure of these special experiences.



RIGHT: In 2009, *KitchenAid* will introduce a dishwasher line that includes best-in-class washing and drying results, energy efficiency and the industry's lowest sound levels.


JENN-AIR.
FOR THE LOVE OF COOKING.

We're positioning Jenn-Air *in a way that further diversifies and strengthens Whirlpool Corporation's portfolio of brands.*

Jennifer Bonuso, Senior Category Manager
Benton Harbor, Michigan, USA




My job is to evoke
the emotion and
provoke the passion
that is Jenn-Air.

Gary Stoner, Senior Marketing Manager
Benton Harbor, Michigan, USA



The *Jenn-Air* oiled bronze double wall oven with convection makes it clear that the *Jenn-Air* brand is offering consumers high performance, distinct finishes, and alluring options and styling.

I'm passionate about my work and the finer things in life ... design, performance, food and the Jenn-Air *brand.*

Andy Abrahamse, Merchandising Manager
Mississauga, Ontario, Canada






Ice
Light
Crushed
Lock
Filter



I've made it my mission to deliver the best performance to our consumers.

Steve Swayne, Regional Technology Leader, North American Cooking Systems
Cleveland, Tennessee, USA





Countries where *Jenn-Air* brand products are sold.

The *Jenn-Air* brand believes that higher standards should be basic in every kitchen and that every cook should be inspired to achieve culinary excellence.

Through attention to detail — leaving no option unconsidered, being deliberate in every choice and brilliantly orchestrating an event — an exceptional culinary result is created. A result that is celebrated by others and provides one with a great sense of pride and accomplishment.

Jenn-Air products are designed for precise performance and with state-of-the-art innovations which instill confidence that culinary excellence will be achieved. Like its consumers, *Jenn-Air* brand wouldn't be satisfied with anything less.



RIGHT: The *Jenn-Air* SteamClean dishwasher line provides enhanced soil and spot cleaning when using the SteamClean Option with the normal cycle to produce an even more lustrous shine on stemware.


Amana


It's about stylish design at affordable prices. That's Amana.

Laura Hall, Senior Brand Manager, Amana Brand
Benton Harbor, Michigan, USA

Amana
Now that's clever



Say goodbye to smudges and fingerprints! The *Amana* silver kitchen suite is a stylish and affordable line of appliances, all in a finish that resists fingerprints, holds your favorite magnets and doesn't need special cleaners to keep it bright.


IOWA

I make quality products that help people express their personal styles.

Janet George, Finish Grinder, Fab Door Department
Amana, Iowa, USA



We're setting the design standard for the industry.

Joon Lee, Senior Designer, Global Consumer Design
Benton Harbor, Michigan, USA



Countries where *Amana* brand products are sold.

The *Amana* brand is focused on creating affordable, stylish kitchen and laundry appliances with practical features that match consumers' lifestyles.

Amana appliances express innovation through options like bold colors and affordable stainless steel finishes. It's this affordable style, priced right, that gives owners the chance to express their individuality.

In 2008, *Amana* brand put a voice to the affordable style message by working with Thom Filicia, an interior design guru and star of TV's hit design show, "Dress My Nest." As the *Amana* brand ambassador, Thom shows consumers how to express their individuality and design with *Amana* appliances.



RIGHT: The plain vanilla belongs inside the freezer. *Amana* brand offers a line of top-freezer refrigerators in a designer color palette. The sleek shape and practical features of this refrigerator help to add a little extra style to the kitchen.

BRASTEMP


Brastemp *brand stands for innovation, beauty and tradition.*

Vivian Cabral, Export Analyst
São Paulo, Brazil

The Brastemp *brand lives in the minds and hearts of Brazilian consumers.*

Luanda Abrantes, Procurement Analyst
São Paulo, Brazil


BRASTEMP
seja autêntico








It's about creating innovative products that bring to life the dreams and desires of millions.

Marcio Guedes, Supply Base Management Analyst, International Purchasing
Manaus, Brazil









Brastemp introduced *You* ranges that consumers can customize via the Internet. The appliances can be configured according to the consumer's design and lifestyle preferences. The range is available in nine colors and more than 1,700 option combinations. *You* refrigerators and dishwashers are also available.



I'm committed to finding and retaining the best talent to deliver the best products to our consumers.

Raquel Menezes Carletti, Human Resources Leader, Global Product Organization
São Paulo, Brazil

Countries where *Brastemp* brand products are sold.

A trendsetter in technology and design, the *Brastemp* brand leads all major home appliance innovations within Brazil.


BRASTEMP

The *Brastemp* brand has transformed ranges, refrigerators and washing machines into objects of desire and a way to express personality. In any situation, the brand's role is to be creative, surprising consumers. The *Brastemp* brand is original, creative, spontaneous, audacious and humorous.

ABOVE: *Brastemp Split Ative* air conditioners with electrostatic stickers that are easily attached to and removed from the units for creative versatility. This air conditioning launch marks the *Brastemp* return to the category after a five-year absence.


Consul
Parte da sua casa


I think Consul
is as warm as
the weather
here in Braz

Nivia M. Carpi, Financial Planner
São Paulo, Brazil






Inox

I recommend our products to my relatives and friends any chance I get.

Flávio de Melo Braga, Material Planning Chief
Manaus, Brazil



The *Consul Facilite* line offers the world's first single-door, no-frost refrigerators. The no-frost technology eliminates the time-consuming task of manually defrosting the freezer.


We make consumers' dreams come true!

Elyane Freitas de Castro, Senior Product Analyst
Manaus, Brazil


Consul *is part of my home.*

Regiane Aparecida Fonseca Rodrigues, Service Assistant
São Paulo, Brazil



Countries where *Consul* brand products are sold.

The *Consul* brand shares close ties with consumers and understands their needs.

Consul products are easy to use, durable and dependable. *Consul* understands that happiness can be found in the simplest things. The brand makes life a little easier for families so their days can be more practical, simple and enjoyable.

RIGHT: The *Consul Floral* washing machine features options such as: water reuse, easy level and four water levels. In addition, the washing machine has a top energy conservation rating.


consul

Bauknecht

Live today.


Bauknecht

We offer eco-friendly and sustainable products that families can feel good about purchasing.

Antonia Schulze, Brand Manager, Germanics
Stuttgart, Germany



Bauknecht ***is one of the most preferred regional European brands because Whirlpool Corporation thinks globally and acts locally.***

Marten van der Mei, Marketing Director, Germanics
Stuttgart, Germany



The hybrid *Bauknecht EcoStyle* washing machine combines advanced ecological features with timeless, elegant design. Its advanced *Green Intelligence* sensor monitors the washing process and optimizes water consumption, reducing water usage by up to 50 percent.


Through increased speed to market and international project teams, we're changing the way we do business.

Stefan Wohnhas, Technology Lead
Stuttgart, Germany


Countries where
Bauknecht brand
products are sold.

For 90 years, the *Bauknecht* brand has developed high-quality appliances and technologies that are entirely geared toward the needs of consumers.


1919 – 2009
90
Jahre
Bauknecht
90 Jahre Innovationen für Sie

All *Bauknecht* products are designed with the highest-quality standards, provide comfort in use and make healthy living easy. In keeping with our motto "Live Today," the brand is dedicated to the efficient use of the earth's natural resources.

In 2009, as part of our 90th Anniversary celebration, the *Bauknecht* brand is completely renewing our freestanding and built-in ranges with new designs and product innovations.



RIGHT: The *Bauknecht Kosmos* oven and microwave.


GLADIATOR®
GARAGEWORKS
BY WHIRLPOOL CORPORATION


We're a leader in our industry. We're known for quality and innovation. Beyond the house and into the garage, we are breaking new ground.

Kellye Wilson, Sales Director, *Gladiator Brand*
Benton Harbor, Michigan, USA

As a consumer who is focused on value, I look for quality products. I just purchased another Gladiator *garage cabinet and was happy to see the care in packaging and easy-to-understand instructions.*

Todd P., *Gladiator* Brand Consumer
Cromwell, Connecticut, USA

Fierce customer loyalty. Nothing less.


GLADIATOR
BLUEPRINT ESTIMATOR
Build your garage : drag n' drop.
Obstructions
Storage & Appliance Products
View: Back Wall (1 square = 1

Gary Peters, Loyalty Specialist, *Gladiator* Brand
Benton Harbor, Michigan, USA


GARAGEWORKS
BY WHIRLPOOL CORPORATION


GLADIATOR



With one-of-a-kind design and functionality, the *Gladiator Claw* advanced bike storage device surpasses standard bike hooks and racks through its ease of installation and use. Bike storage has never been so easy.


Consulado
da Mulher

We touch the lives of people in ways you've never imagined.

Mike Todman, President, Whirlpool North America
Benton Harbor, Michigan, USA


32







CORPORATE SOCIAL RESPONSIBILITY

We are making a sustainable difference in everything we do and touch. We are guiding the course of the company in ways that restore and enhance all forms of capital — human, natural and financial — to meet consumer needs, generate shareholder value and contribute to the well-being of current and future generations.


Countries where *Gladiator* brand products are sold.

Gladiator GarageWorks is the leader in garage organization, delivering innovative solutions that allow homeowners to organize their garages in ways that suit their individual storage needs.

Imagine a garage that looks as amazing as it works. A garage that's a focal point of your home rather than an afterthought. Whether helping to spark the interest of a homebuyer, protecting valuables, or saving time looking for items, garage organization has proven to be a worthwhile investment.



It's exciting to watch our impact spread farther than we ever thought possible.

Jeff Noel, Corporate Vice President, Communications and Public Affairs
Benton Harbor, Michigan, USA

By partnering with others, Whirlpool Corporation and our employees multiply our actions far beyond what can be done alone — in the process, building hope, confidence, capabilities, capacity and communities ... one person, one family, one home, one community at a time.

Cook for the Cure® — Raising $7 million globally to help in the fight against breast cancer; but just as important, reaching women with information and inspiration.

Instituto Consulado Da Mulher® — More than 150,000 women learning and applying new skills to form new businesses, creating opportunities for families.

Habitat for Humanity® — More than 44,000 families touched; 90,000 appliances donated globally; and a step toward ending the cycle of poverty.

Boys and Girls Club® — Helping to build the next generation of families, homeowners, and community and business leaders.

... And when disaster strikes, it's individual employees raising their hands to help, with the company beside them, getting families back to living their lives.

Sustainability is part of everything we do ... it's so much more than "green."

Marc Bitzer, Executive Vice President and President, U.S. Operations
Benton Harbor, Michigan, USA

At Whirlpool Corporation, we believe that focusing on energy, water and the environment isn't about narrowing the field of choices, it's about broadening horizons. That's why we bring an across-the-board focus to energy and water efficiency, contributing sustainable solutions from product design to manufacturing, delivery and end of product life cycle. It is everyone, everywhere ... one solution at a time.








VSH
A
VSH
TSL2310
XL 2310
TSL2311
XL 2311

The following is a summary of Whirlpool Corporation's financial condition and results of operations for 2008, 2007 and 2006. For a more complete understanding of our financial condition and results, this summary should be read together with Whirlpool Corporation's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement mailed with this Annual Report and in the Financial Supplement to the 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission, both of which are also available through the Internet at whirlpoolcorp.com.

EXECUTIVE OVERVIEW

Whirlpool Corporation ("Whirlpool") is the world's leading manufacturer of major home appliances with revenues of $18.9 billion and net earnings of $418 million for the year ended December 31, 2008. We are a leading producer of major home appliances in North America and Latin America and have a significant presence in markets throughout Europe and India. We have received worldwide recognition for accomplishments in a variety of business and social efforts, including leadership, diversity, innovative product design, business ethics, social responsibility and community involvement. We conduct our business through four reportable segments, which we define based on geography. Our reportable segments consist of North America (57% of revenue), Europe (21% of revenue), Latin America (19% of revenue), and Asia (3% of revenue).

Our global branded consumer products strategy over the past several years has been to introduce innovative new products, increase brand customer loyalty, expand our presence in foreign markets, enhance our trade management platform, improve total cost and quality by expanding and leveraging our global operating platform and where appropriate, make strategic acquisitions and investments.

We monitor country-specific economic factors such as gross domestic product, consumer confidence, retail trends, housing starts and completions, sales of existing homes and mortgage interest rates as key indicators of industry demand. In addition to profitability, we also focus on country, brand, product and channel sales when assessing and forecasting financial results.

During 2008, we experienced significant macroeconomic challenges including instability in the financial markets. These challenges have impacted the global economy, the capital markets, our operating costs and global demand for our products. The results of these challenges include continued higher material and oil-related costs, liquidity strain on our suppliers, decreased consumer confidence and reduced consumer discretionary spending. We expect these conditions to continue in the foreseeable future.

Competition in the home appliance industry is intense in all global markets we serve. In addition to our traditional competitors such as Electrolux, GE, and Kenmore in North America, there has been an emergence of strong global competitors such as LG, Bosch Siemens, Samsung, and Haier. In each geographic region, our customer base is consolidated and characterized by large, sophisticated trade customers who have many choices and demand for competitive products, services and prices. We believe that our acquisition of Maytag Corporation ("Maytag") on March 31, 2006, coupled with productivity and cost controls, new innovative product introductions, and improved product price/mix will enhance our ability to respond to these competitive conditions.

FACTORS AFFECTING COMPARABILITY

On March 31, 2006, we completed the acquisition of Maytag. Maytag's reported consolidated net sales for the year ended December 31, 2005 were approximately $4.9 billion. With the acquisition, we added an array of home appliance brands including *Maytag*, *Jenn-Air* and *Amana*. The aggregate purchase price for Maytag was approximately $1.9 billion, including approximately $848 million of cash and approximately 9.7 million shares of common stock. The results of Maytag's operations have been included in our Consolidated Financial Statements as of April 1, 2006.

During 2007 and 2006, we completed certain divestitures associated with businesses acquired with the Maytag acquisition.

RESULTS OF OPERATIONS

For the year ended December 31, 2008, consolidated net sales were $18.9 billion. Consolidated net earnings from continuing operations were $418 million, or $5.50 per diluted share, decreasing from $647 million or $8.10 per diluted share for the year ended December 31, 2007. The decrease in net sales and earnings reflects lower appliance industry demand resulting primarily from weaker economies within our North America and Europe regions and higher material and oil-related costs. We experienced a 10.4% and 2.0% decrease in unit sales during 2008 in North America and Europe, respectively. These decreases were partially offset by improved product price/mix. Our results included $60 million of gains associated with asset sales in 2008, compared to $72 million of asset sale gains in the previous year.

Despite the above mentioned global economic challenges, particularly impacting our international business in the second half of 2008, sales from our international businesses were higher in 2008 compared to the prior year driven primarily by an increase in units sold, improved product price/mix and favorable foreign currency.

Consolidated net sales decreased 2.6% compared to 2007 due mainly to lower unit shipments, which were partially offset by a favorable impact of foreign currency and slight increases in the average unit selling price. We define the average unit selling price as the amount that results from dividing consolidated net sales by units sold. Excluding the impact of foreign currency, consolidated net sales decreased 5.1% compared to the prior year. Consolidated net sales for 2007 increased 7.3% compared to 2006 due to strong international sales, higher global average unit selling prices and a full year's contribution from the acquisition of Maytag. Excluding currency fluctuations and the impact of the acquisition of Maytag, 2007 sales were essentially equal to 2006.

Significant regional trends were as follows:

- North America net sales decreased in 2008 by 8.1% compared to 2007 primarily due to a 10.4% decrease in units sold. The decline in units sold is primarily due to decreased industry demand resulting from a continued weak U.S. economy in 2008. Partially offsetting the decrease in units sold is a 2.5% increase in the average unit selling price primarily due to better product price/mix, new product introductions and product innovation, and higher market share in 2008 compared to 2007. North America net sales increased in 2007 compared to 2006 by 0.8% due to a 7.6% increase in the average unit selling price offset by a 6.4% decrease in units sold. The decrease in volume reflects reduced industry volume, lower OEM shipments and lower market share. The reduction in volume in the U.S. was partially offset by higher demand in Canada and Mexico and a higher average unit selling price due to product innovation and better product price/mix. Excluding the impact of the Maytag acquisition, North America sales decreased 5%.

- Europe net sales increased in 2008 by 4.4% compared to 2007, primarily due to a 6.5% higher average unit selling price resulting from favorable foreign currency and better product price/mix, partially offset by a decrease in unit volume due to lower market demand in the second half of the year. Excluding the impact of foreign currency, Europe net sales decreased 3.1% in 2008. Net sales increased 12.1% in 2007 as compared to 2006 primarily due to favorable foreign currency, a higher average unit selling price and higher volume. The increase in sales due to price was a result of an 8.3% higher average unit selling price as compared to 2006. The increase in volume was driven by strong *Whirlpool* brand performance and the positive impact of new product offerings. Excluding the impact of foreign currency, Europe net sales increased 2.9% in 2007.

- Latin America net sales increased 7.8% in 2008 as compared to 2007, primarily due to an increase in volume of 5.7% and an increase in the average unit selling price due to the favorable impact of foreign currency. The increase in volume is due to continued growth in the appliance industry, increased market share and favorable economic conditions throughout the region. Excluding the impact of foreign currency, Latin America net sales increased 1.7% in 2008. Net sales increased 27.7% in 2007 as compared to 2006 primarily due to higher volume and a favorable impact from changes in foreign currency. As compared to 2006, the total number of units sold increased 18.8%. The increase in volume growth is a result of strong growth in the appliance industry, increased market share, strong economic conditions throughout the region and cost based pricing. Excluding the impact of foreign currency, Latin America net sales increased 15.9% in 2007.

Contributing to higher sales in 2008 compared to 2007 and 2006 are increases in BEFIEX credits monetized. During the years ended December 31, 2008, 2007 and 2006, we monetized $168 million, $131 million and $52 million of BEFIEX credits, respectively. We expect to continue recognizing credits as they are monetized. As of December 31, 2008, $542 million of BEFIEX credits remain.

• Asia net sales increased 6.5% in 2008 as compared to 2007 primarily due to a 5.7% increase in units sold. The increase in volume is due to continued growth in the appliance industry, primarily in India. Excluding the impact of foreign currency, Asia net sales increased 9.7% in 2008. Net sales increased 21.9% in 2007 as compared to 2006 due to a higher average unit selling price, increased volume and a favorable impact from changes in the value of foreign currency. The increase in sales due to price is a result of an 11.8% higher average unit selling price as compared to 2006. These increases are driven by the impact of successful new product introductions, improved product price/mix and continued growth within India, the segment's largest market. Excluding the impact of foreign currency, Asia net sales increased 12.9% in 2007.

Gross Margin The consolidated gross margin percentage in 2008 decreased compared to 2007 due primarily to higher material and oil-related costs and lower productivity. This decrease was partially offset by improved product price/mix.

The table below summarizes gross margin percentages by region:

Gross Margin	2008	Change	2007	Change	2006
North America	10.0%	(2.5) pts	12.5%	(0.7) pts	13.2%
Europe	14.0	(2.6)	16.6	0.4	16.2
Latin America	21.2	0.4	20.8	1.6	19.2
Asia	18.2	3.0	15.2	(0.1)	15.3
Consolidated	13.3	(1.6)	14.9	0.2	14.7

Significant regional trends were as follows:

• North America gross margin decreased in 2008 compared to 2007 primarily due to higher material and oil-related costs, lower industry demand and lower productivity. Additionally, margin was positively impacted by certain asset sale gains totaling $31 million and postretirement curtailments totaling $15 million, which were more than offset by $42 million in higher reserves for LIFO resulting from inflation and a $32 million charge related to product liability. These decreases were partially offset by improved product price/mix. We expect gross margin to continue to be challenged by a continued slowing U.S. economy and a difficult cost environment in the foreseeable future. North America gross margin decreased in 2007 compared to 2006 primarily due to higher material- and oil-related costs and lower industry demand. This decrease was partially offset by favorable efficiencies as a result of synergies realized from the acquisition of Maytag, productivity improvements, product innovation and an improved product mix as compared to 2006.

• Europe gross margin decreased in 2008 compared to 2007 due primarily to lower productivity and industry demand, which were partially offset by improved product price/mix. Also contributing to lower gross margin were gains from asset sales of $9 million compared with $47 million recognized in 2007. Lower gains in 2008 associated with asset sales were partially offset by gains of $5 million from insurance proceeds. Gross margin improved in 2007 compared to 2006 as higher volumes, continued productivity improvements and innovative product offerings more than offset higher material and oil-related costs. The sale of certain assets also contributed to higher gross margin.

• Latin America gross margin increased in 2008 compared to 2007 due primarily to improvements in product price/mix, productivity and regional tax incentives associated primarily with BEFIEX, which combined to more than offset higher material and oil-related costs. Gross margin increased in 2007 versus 2006, due primarily to continued higher volumes, productivity improvements, cost based price increases and regional tax incentives which combined to more than offset higher material and oil-related costs and the unfavorable impact of foreign currency.

• Asia gross margin increased in 2008 as compared to 2007 due to improvements in product price/mix, productivity, inventory transition costs and volume, which more than offset higher material and oil-related costs. Gross margin decreased slightly in 2007 as compared to 2006, due to higher material and oil-related costs and inventory transition costs which were mitigated by productivity improvements, improved product price/mix and higher volumes.

Selling, General and Administrative In 2008, consolidated selling, general and administrative expenses, as a percent of consolidated net sales, increased as compared to 2007 primarily due to lower sales volume and higher brand investment, partially offset by lower infrastructure costs and $20 million in gains associated with asset sales. Additionally, this increase was impacted by a $12 million operating tax credit recorded by our Latin America region during the third quarter of 2007. In 2007, consolidated selling, general and administrative expenses, as a percent of consolidated net sales, decreased as compared to 2006, primarily due to higher sales volume, acquisition efficiencies and administrative cost reductions.

Restructuring Restructuring initiatives resulted in charges of $149 million, $61 million and $55 million in 2008, 2007, and 2006, respectively, reflecting ongoing efforts to optimize our global operating platform. These charges are included in restructuring in our Consolidated Statements of Income and primarily consist of charges to restructure the cooking platform in Latin America, shift refrigeration and dishwasher capacity to lower cost regions in Europe and North America, restructure the laundry platform in North America and Europe and reorganize the salaried workforce throughout Europe and North America.

On October 27, 2008, management committed to a workforce reduction plan whereby we will reduce our employee base worldwide between the fourth quarter of 2008 and the beginning of 2010.

Interest and Sundry Income (Expense) Interest and sundry expense for 2008 increased by $37 million from expense of $63 million in 2007 to expense of $100 million in 2008. Higher expense in 2008 was primarily due to the impact of foreign currency and an impairment charge of $9 million in our Europe segment associated with an available for sale investment, partially offset by higher interest income. Interest and sundry expense for 2007 increased by $61 million from expense of $2 million to expense of $63 million compared to 2006. The results in 2006 include a $31 million gain on the sale of an investment while 2007 expense includes a $17 million increase in legal reserves as well as higher non-income based taxes.

Interest Expense Interest expense in 2008 was consistent as compared to 2007 as higher debt levels were offset by lower interest rates. Interest expense in 2007 increased $1 million as compared to 2006. For nine months in 2006, we incurred higher debt levels associated with debt assumed and issued for the Maytag acquisition which was offset by lower debt levels at lower interest rates during 2007.

Gain on Sale of Investment During 2007, we sold approximately 9 million shares, or 7%, of Whirlpool of India Limited and recorded a gain of approximately $7 million. This sale was executed to satisfy a change in the Stock Exchange Board of India listing standards and regulations. Following the sale of stock, our ownership interest in Whirlpool of India Limited is 75%.

Income Taxes The effective income tax rate was a benefit of 81.7% in 2008, and tax expense of 14.5% and 20.4% in 2007 and 2006, respectively. The rates and changes in rates are primarily due to a decline in profitability and energy tax credits generated in the U.S. in 2008 as well as a combination of certain discrete items recognized during the year, dispersion of global income, tax credit availability, and tax planning activities. At the end of each interim period, we make our best estimate of the effective tax rate expected to be applicable for the full fiscal year and the impact of discrete items, if any, and adjust the quarterly rate, as necessary. The decrease in the effective tax rate for the year ended December 31, 2008 resulted in an increase in earnings per diluted share of $3.11 as compared to the prior year.

Earnings from Continuing Operations Earnings from continuing operations were $418 million in 2008 versus $647 million and $486 million in 2007 and 2006, respectively, due to the factors described above.

Discontinued Operations We classified the Hoover floor-care, Dixie-Narco vending systems, and Jade commercial and residential businesses as discontinued operations during 2006. The decision to divest these businesses allowed us to focus on our core appliance business.

Net Earnings Net earnings were $418 million in 2008 versus $640 million and $433 million in 2007 and 2006, respectively, due to the factors described above. Earnings were impacted by $7 million and $53 million in losses from discontinued operations for 2007 and 2006, respectively.

FORWARD-LOOKING PERSPECTIVE

We have continued to experience intensified macroeconomic challenges in North America and are now experiencing similar macroeconomic challenges in the European market. These conditions are primarily related to higher than expected material and oil-related costs and decreased consumer demand for our products.

For the year ended December 31, 2009, we currently estimate earnings per diluted share from continuing operations to be in the range of $3.00 to $4.00, and free cash flow for the year to be from $300 to $400 million. Within North America and Europe we expect industry demand to decline 10% and 8% in 2009, respectively, while Latin America and Asia are currently expected to be flat to down 5% for the year. Material cost inflation is expected to be approximately $200 million in 2009, largely driven by increases in component parts, steel and base metals, such as copper, aluminum, zinc and nickel. We expect to offset these higher costs with productivity improvements, new product introductions, previously implemented cost-based price adjustments, improved product price/mix and administrative and infrastructure cost reductions. Our innovation product pipeline continues to grow and drive higher average sales values, consumer and trade response to our new product offerings has been positive, and we continue to accelerate our global branded consumer products strategy of delivering relevant innovation to markets worldwide.

The table below reconciles projected 2009 cash provided by continuing operations determined in accordance with generally accepted accounting principles (GAAP) in the United States to free cash flow, a non-GAAP measure. Management believes that free cash flow provides shareholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similarly named non-GAAP measures whose calculations may differ from our calculations. We define free cash flow as cash provided by continuing operations after capital expenditures and proceeds from the sale of assets/businesses. The projections shown here are based upon many estimates and are inherently subject to change based on future decisions made by management and the board of directors of Whirlpool, and significant economic, competitive and other uncertainties and contingencies.

(Millions of dollars)	2009 Outlook
Cash provided by continuing operating activities	$ 700 - $ 800
Capital expenditures	(450) - (500)
Proceeds from sale of assets/businesses	50 - 100
Free cash flow	$ 300 - $ 400

FINANCIAL CONDITION AND LIQUIDITY

Our objective is to finance our business through operating cash flow and the appropriate mix of long-term and short-term debt. By diversifying the maturity structure, we avoid concentrations of debt, reducing liquidity risk. We have varying needs for short-term working capital financing as a result of the nature of our business. The volume and timing of refrigeration and air conditioning production impacts our cash flows and consists of increased production in the first half of the year to meet increased demand in the summer months.

The funding markets have been volatile in recent quarters and we have experienced negative global economic trends. To succeed in this environment we are aggressively taking steps to further reduce all areas of cost, production capacity, working capital and capital expenditures. As a result of the global volatility and challenging economic trends, we decided to exit the commercial paper market during the December 2008 quarter and initiated borrowing under our $2.2 billion committed bank line of credit, provided by a syndicate of highly-rated banks. This facility matures in December 2010. Outside the U.S., short-term funding is provided by bank borrowings on uncommitted lines of credit.

We expect borrowings under our $2.2 billion revolving credit facility will increase to an amount up to $1.2 billion over the course of this year based upon our current business plans and normal seasonal working capital requirements. Borrowings on our revolving credit facility are being utilized for general corporate purposes, are used to ensure daily liquidity and may be borrowed and repaid from time to time. Amounts borrowed on our revolving credit facility up to $1.1 billion bear interest at LIBOR + 0.475%, and if amounts borrowed exceed $1.1 billion, total borrowings bear interest at LIBOR + 0.60%.

Given the generally negative and highly volatile global economic climate and the challenges and uncertainties in the global credit markets, we are proactively taking steps to assure flexibility in future credit availability. We believe that our operating cash flow, together with access to sufficient sources of liquidity, will be adequate to meet our ongoing funding requirements. We are in compliance with the financial covenants of debt agreements with lenders for all periods presented.

Defined Benefit Plans On August 1, 2008, we amended certain retiree medical benefits associated with our Newton, Iowa manufacturing facility to be consistent with those benefits provided by the Whirlpool Corporation Group Benefit Plan. This amendment resulted in a reduction in the postretirement benefit obligation of $229 million with a corresponding increase to other comprehensive income, net of tax, within equity of our Consolidated Balance Sheet at December 31, 2008.

Share Repurchase Program In June 2004, our Board of Directors authorized a share repurchase program of up to $500 million. During 2007, we repurchased 3.8 million shares at an aggregate purchase price of $368 million and during the three months ended March 31, 2008, we repurchased 1.1 million shares at an aggregate purchase price of $97 million under this program. At March 31, 2008, there were no remaining funds authorized under this program.

On April 23, 2008, our Board of Directors authorized a new share repurchase program of up to $500 million. Share repurchases are made from time to time on the open market as conditions warrant. During 2008, we repurchased 1.9 million shares at an aggregate purchase price of $150 million under this program. At December 31, 2008, there were $350 million remaining funds authorized under this program.

SOURCES AND USES OF CASH

We expect to meet our cash needs for 2009 from cash flows from continuing operations, cash and equivalents and financing arrangements. Our cash and equivalents were $146 million at December 31, 2008 as compared to $201 million at December 31, 2007.

Cash Flows from Operating Activities of Continuing Operations Cash provided by continuing operating activities in 2008 was $327 million, a decrease of $600 million compared to the year ended December 31, 2007. Cash provided by continuing operations for 2008 reflects lower cash earnings primarily from our North America and Europe segments as compared to 2007. Cash provided by continuing operations also reflects lower accounts payable due to adjusting volume based on demand and higher pension contributions. The above decreases in cash flows were partially offset by a decrease in accounts receivable and lower restructuring spending. Cash provided by continuing operating activities in 2007 was $927 million, an increase of $47 million compared to the year ended December 31, 2006. Cash provided by continuing operations for 2007 reflected higher earnings primarily from our Latin America and Europe segments as compared to 2006. Cash provided by continuing operations also reflected cash consumed from increased inventories as a result of lower than anticipated demand in North America during the fourth quarter of 2007 as well as support for higher sales volumes in Latin America and product transitions in the U.S. The increased inventory balances in 2007 were more than offset by improved trade receivable collections, improved accounts payable terms as well as lower global taxes. Cash provided by continuing operations was negatively impacted by increased spending associated with a *Maytag* dishwasher recall.

Cash Flows from Investing Activities of Continuing Operations Cash used in investing activities from continuing operations was an outflow of $433 million in 2008 compared to an outflow of $331 million last year. The increase in cash used in investing activities was primarily due to the prior year receipt of proceeds from the sale of certain Maytag discontinued businesses of $100 million, lower proceeds from the sale of assets in 2008, and higher capital spending. Cash used in investing activities from continuing operations in 2007 was an outflow of $331 million compared to an outflow of $1.2 billion during 2006. The decrease was primarily due to cash disbursed to acquire Maytag, net of cash acquired of $797 million and the purchase of minority interest shares of a Brazil subsidiary in the amount of $53 million during 2006. Offsetting cash used in investing activities from continuing operations were proceeds received from the sale of certain Maytag discontinued businesses of $100 million.

The goal of our global operating platform is to enhance our competitive position in the global home appliance industry by reducing costs, driving productivity and quality improvements, and accelerating our rate of innovation. We plan to continue our comprehensive worldwide effort to optimize our regional manufacturing facilities, supply base, product platforms and technology resources to better support our global products, brands and customers. We intend to make additional investments to improve our competitiveness in fiscal 2009. Capital spending is expected to be between $450 and $500 million in 2009 in support of our investment in innovative product technologies and our global operating platform initiatives.

Cash Flows from Financing Activities of Continuing Operations Cash provided by financing activities from continuing operations was an inflow of $141 million in the year ended December 31, 2008 compared to an outflow of $696 million for the year ended December 31, 2007. The current year reflects proceeds received related to the issuance of $500 million of 5.5% notes due March 1, 2013 and the repayment of $125 million of 9.1% debentures. Net proceeds of short-term borrowings were $101 million for the year ended December 31, 2008 compared to net repayments of $243 million in the prior year. During 2008, we repurchased stock totaling $247 million, paid dividends to common stockholders totaling $128 million and received proceeds from the issuance of common stock related to option exercises of $21 million. Cash used in financing activities from continuing operations was an outflow of $696 million in the year ended December 31, 2007 compared to an inflow of $29 million for the year ended December 31, 2006. Net repayments of short-term borrowings were $243 million for the year ended December 31, 2007 compared to borrowings of $381 million in 2006. Cash flows from financing activities in 2006 also reflected short-term debt issued to pay our maturing $300 million Eurobond principal and proceeds of long-term debt which replaced commercial paper borrowings initially issued to finance the acquisition of Maytag. Repayments of long-term debt reflect the maturity of Whirlpool and Maytag debt. During the year ended December 31, 2007 we also repurchased stock totaling $368 million, paid dividends to common stockholders totaling $134 million and received proceeds from the issuance of common stock related to option exercises of $68 million.

MARKET RISK

We have in place an Enterprise Risk Management process that involves systematic risk identification and mitigation covering the categories of Enterprise, Strategic, Financial, Operation and Compliance and Reporting risk. The Enterprise Risk Management process receives Board of Directors and Management oversight, drives risk mitigation decision-making and is fully integrated into our internal audit planning and execution cycle.

We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect our operating results and overall financial condition. We manage exposure to these risks through our operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are contracted with a diversified group of investment grade counterparties to reduce exposure to nonperformance on such instruments.

We use foreign currency forward contracts, currency options and currency swaps to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2008, a 10% unfavorable exchange rate movement in each currency in our portfolio of foreign currency contracts would have resulted in an incremental unrealized loss of approximately $25 million, while a 10% favorable shift would have resulted in an incremental unrealized gain of approximately $29 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the re-measurement of the underlying exposures.

We enter into commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases that are not fixed directly through supply contracts. As of December 31, 2008, a 10% favorable or unfavorable shift in commodity prices would have resulted in an incremental $15 million gain or a $24 million loss related to these contracts.

We utilize interest rate swaps to hedge our interest rate risk. As of December 31, 2008, a 10% shift in interest rates would have resulted in an incremental $1 million gain or loss related to these contracts.

PERFORMANCE GRAPH

The graph below depicts the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index, the S&P Household Appliances Group Index and the cumulative total return of the S&P 500 Household Durables Index for the years 2004 through 2008.* The graph assumes $100 was invested in December 31, 2003, in Whirlpool common stock, the S&P 500 and the S&P Household Appliances Group. Beginning in 2008, and going forward, Whirlpool Corporation intends to replace the S&P Household Appliances Group with the S&P 500 Household Durables Index. Whirlpool Corporation believes the durables index provides a broader and more appropriate comparator group than the S&P Household Appliances Index.

*Cumulative total return is measured by dividing: (1) the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and at the beginning of the measurement period by (2) the share price at the beginning of the measurement period.

INDEXED RETURNS

Company / Index	Base Period Dec 03	Years Ending Dec 04	Dec 05	Dec 06	Dec 07	Dec 08
Whirlpool Corporation	100	97.77	121.18	122.51	122.70	63.86
S&P 500 Index	100	110.88	116.33	134.70	142.10	89.53
S&P 500 Household Appliances	100	123.56	131.55	136.24	132.29	85.03
S&P 500 Household Durables	100	122.51	135.01	127.78	89.70	51.52


$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
WHIRLPOOL CORPORATION
S&P 500 INDEX
S&P 500 HOUSEHOLD APPLIANCES
S&P 500 HOUSEHOLD DURABLES

WHIRLPOOL ADDITIONAL INFORMATION

This document contains forward-looking statements that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document may include, but are not limited to, statements regarding expected earnings per share, cash flow, productivity and material and oil-related prices. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool Corporation's forward-looking statements. Among these factors are: (1) changes in economic conditions which affect demand for our products, including the strength of the building industry and the level of interest rates; (2) the effects of the global economic crisis on our customers, suppliers and the availability of credit; (3) Whirlpool's ability to continue its relationship with significant trade customers, including Sears Holding Corporation in North America (accounting for approximately 11% of Whirlpool's 2008 consolidated net sales of $18.9 billion) and the ability of these trade customers to maintain or increase market share; (4) intense competition in the home appliance industry reflecting the impact of both new and established global competitors, including Asian and European manufacturers; (5) the ability of Whirlpool to manage foreign currency fluctuations; (6) litigation including product liability and product defect claims; (7) the ability of Whirlpool to achieve its business plans, productivity improvements, cost control, leveraging of its global operating platform, and acceleration of the rate of innovation; (8) fluctuations in the cost of key materials (including steel, oil, plastic, resins, copper and aluminum) and components and the ability of Whirlpool to offset cost increases; (9) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (10) health care cost trends and regulatory changes that could increase future funding obligations for pension and post retirement benefit plans; (11) Whirlpool's ability to obtain and protect intellectual property rights; (12) global, political and/or economic uncertainty and disruptions, especially in Whirlpool's significant geographic regions, including uncertainty and disruptions arising from natural disasters or terrorist attacks; (13) the effects of governmental investigations or related actions by third parties; (14) the impact of labor relations; (15) our ability to attract, develop and retain executives and other qualified employees; (16) the cost of compliance with environmental and health and safety regulations. Additional information concerning these and other factors can be found in Whirlpool Corporation's filings with the Securities and Exchange Commission, including the most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K.

CONSOLIDATED STATEMENTS OF INCOME

(Millions of dollars, except per share data)

Year Ended December 31	2008	2007	2006
NET SALES	$ 18,907	$ 19,408	$ 18,080
EXPENSES			
Cost of products sold	16,383	16,517	15,420
Selling, general and administrative (exclusive of intangible amortization)	1,798	1,736	1,752
Intangible amortization	28	31	30
Restructuring costs	149	61	55
Operating profit	549	1,063	823
OTHER INCOME (EXPENSE)			
Interest and sundry income (expense)	(100)	(63)	(2)
Interest expense	(203)	(203)	(202)
Gain on sale of investment	—	7	—
Earnings from continuing operations before income taxes and other items	246	804	619
Income taxes	(201)	117	126
Earnings from continuing operations before equity earnings and minority interests	447	687	493
Equity in income (loss) of affiliated companies	—	(18)	1
Minority interests	(29)	(22)	(8)
Earnings from continuing operations	418	647	486
Loss from discontinued operations, net of tax of $0, $3 and $26 for the years ended December 31, 2008, 2007 and 2006, respectively	—	(7)	(53)
Net earnings available to common stockholders	$ 418	$ 640	$ 433
PER SHARE OF COMMON STOCK			
Basic earnings from continuing operations	$ 5.57	$ 8.24	$ 6.47
Discontinued operations, net of tax	—	(0.09)	(0.71)
Basic net earnings	$ 5.57	$ 8.15	$ 5.76
Diluted earnings from continuing operations	$ 5.50	$ 8.10	$ 6.35
Discontinued operations, net of tax	—	(0.09)	(0.68)
Diluted net earnings	$ 5.50	$ 8.01	$ 5.67
Dividends	$ 1.72	$ 1.72	$ 1.72
WEIGHTED-AVERAGE SHARES OUTSTANDING (IN MILLIONS)			
Basic	75.1	78.5	75.1
Diluted	76.0	79.9	76.5

CONSOLIDATED BALANCE SHEETS

(Millions of dollars, except per share data)

Year Ended December 31	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 146	$ 201
Accounts receivable, net of allowance for uncollectible accounts of $66 and $83 at December 31, 2008 and December 31, 2007, respectively	2,103	2,604
Inventories	2,591	2,665
Prepaid expenses	110	89
Deferred income taxes	580	324
Other current assets	514	672
Total current assets	6,044	6,555
OTHER ASSETS		
Goodwill, net	1,728	1,760
Other intangibles, net of accumulated amortization of $96 and $68 at December 31, 2008 and December 31, 2007, respectively	1,821	1,854
Other assets	954	628
Total other assets	4,503	4,242
PROPERTY, PLANT AND EQUIPMENT		
Land	74	84
Buildings	1,186	1,226
Machinery and equipment	7,549	7,861
Accumulated depreciation	(5,824)	(5,959)
Total property, plant and equipment	2,985	3,212
Total assets	$ 13,532	$ 14,009
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,805	$ 3,260
Accrued expenses	530	633
Accrued advertising and promotions	440	497
Employee compensation	306	444
Notes payable	393	298
Current maturities of long-term debt	202	127
Other current liabilities	887	634
Total current liabilities	5,563	5,893
NONCURRENT LIABILITIES		
Long-term debt	2,002	1,668
Postretirement benefits	822	1,061
Pension benefits	1,505	725
Other liabilities	567	682
Total noncurrent liabilities	4,896	4,136
Commitments and contingencies		
Minority interests	67	69
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 250 million shares authorized, 104 million and 103 million shares issued at December 31, 2008 and December 31, 2007, respectively, 73 million and 76 million shares outstanding at December 31, 2008 and December 31, 2007, respectively	104	103
Additional paid-in capital	2,033	1,993
Retained earnings	3,993	3,703
Accumulated other comprehensive income (loss)	(1,259)	(270)
Treasury stock, 31 million shares and 27 million shares at December 31, 2008 and December 31, 2007, respectively	(1,865)	(1,618)
Total stockholders' equity	3,006	3,911
Total liabilities and stockholders' equity	$ 13,532	$ 14,009

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of dollars)

Year Ended December 31	2008	2007	2006
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net earnings	$ 418	$ 640	$ 433
Loss from discontinued operations	—	7	53
Earnings from continuing operations	418	647	486
Adjustments to reconcile earnings from continuing operations to cash provided by operating activities from continuing operations:			
Depreciation and amortization	597	593	550
Gain on disposition of assets	(60)	(65)	(4)
Gain on sale of investment	—	(7)	—
Gain on disposition of businesses	—	—	(32)
Increase in LIFO inventory reserve	42	9	10
Equity in losses of affiliated companies, less dividends received	—	18	5
Changes in assets and liabilities, net of business acquisitions:			
Accounts receivable	300	181	50
Inventories	(174)	(194)	(118)
Accounts payable	(250)	105	44
Restructuring charges, net of cash paid	33	(82)	(80)
Taxes deferred and payable, net	(256)	10	(154)
Accrued pension	(123)	(70)	53
Employee compensation	(84)	(24)	25
Other	(116)	(194)	45
Cash provided by continuing operating activities	327	927	880
INVESTING ACTIVITIES OF CONTINUING OPERATIONS			
Capital expenditures	(547)	(536)	(576)
Proceeds from sale of assets	119	130	86
Proceeds from sale of businesses	—	—	36
Proceeds from sale of Maytag adjacent businesses	—	100	110
Purchase of minority interest shares	—	—	(53)
Acquisitions of businesses, net of cash paid	—	—	(797)
Other	(5)	(25)	—
Cash used in investing activities of continuing operations	(433)	(331)	(1,194)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS			
Proceeds from borrowings of long-term debt	545	3	757
Purchase of treasury stock	(247)	(368)	—
Repayments of long-term debt	(131)	(17)	(1,046)
Dividends paid	(128)	(134)	(130)
Net proceeds (repayments) from short-term borrowings	101	(243)	381
Common stock issued	21	68	54
Other	(20)	(5)	13
Cash provided by (used in) financing activities of continuing operations	141	(696)	29
Cash provided by (used in) discontinued operations			
Operating activities	—	6	8
Investing activities	—	—	(3)
Cash provided by discontinued operations	—	6	5
Effect of exchange rate changes on cash and equivalents	(90)	33	18
Decrease in cash and equivalents	(55)	(61)	(262)
Cash and equivalents at beginning of year	201	262	524
Cash and equivalents at end of year	$ 146	$ 201	$ 262
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	$ 200	$ 204	$ 225
Cash paid for taxes	76	39	173

REPORT BY MANAGEMENT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of five independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the objectivity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.



Roy W. Templin
Executive Vice President and Chief Financial Officer
February 19, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2008.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 97.



Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer
February 19, 2009



Roy W. Templin
Executive Vice President and
Chief Financial Officer
February 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity (not presented separately herein) and cash flows for each of the three years in the period ended December 31, 2008, and in our report dated February 19, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial statements (presented on pages 91 through 93) is fairly stated, in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Whirlpool Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2009 expressed an unqualified opinion thereon.



Chicago, Illinois
February 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Whirlpool Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Whirlpool Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Whirlpool Corporation and our report dated February 19, 2009 expressed an unqualified opinion thereon.


Ernst + Young LLP

Chicago, Illinois
February 19, 2009

FIVE-YEAR SELECTED FINANCIAL DATA

(Millions of dollars, except share and employee data)	2008	2007	2006	2005	2004
CONSOLIDATED OPERATIONS					
Net sales	**$ 18,907**	$ 19,408	$ 18,080	$ 14,317	$ 13,220
Operating profit[1]	**549**	1,063	823	792	758
Earnings from continuing operations before income taxes and other items	**246**	804	619	597	616
Earnings from continuing operations	**418**	647	486	422	406
Loss from discontinued operations[2]	**—**	(7)	(53)	—	—
Net earnings available to common stockholders	**418**	640	433	422	406
Net capital expenditures	**547**	536	576	494	511
Depreciation	**569**	562	520	440	443
Dividends	**128**	134	130	116	116
CONSOLIDATED FINANCIAL POSITION					
Current assets	**$ 6,044**	$ 6,555	$ 6,517	$ 4,763	$ 4,514
Current liabilities	**5,563**	5,893	6,043	4,354	3,985
Working capital	**481**	662	474	409	529
Property, plant and equipment-net	**2,985**	3,212	3,157	2,511	2,583
Total assets	**13,532**	14,009	13,759	8,301	8,181
Long-term debt	**2,002**	1,668	1,798	745	1,160
Stockholders' equity	**3,006**	3,911	3,283	1,745	1,606
PER SHARE DATA					
Basic earnings from continuing operations before accounting change	**$ 5.57**	$ 8.24	$ 6.47	$ 6.30	$ 6.02
Diluted earnings from continuing operations before accounting change	**5.50**	8.10	6.35	6.19	5.90
Diluted net earnings	**5.50**	8.01	5.67	6.19	5.90
Dividends	**1.72**	1.72	1.72	1.72	1.72
Book value	**39.54**	48.96	42.93	25.54	23.31
Closing stock price — NYSE	**41.35**	81.63	83.02	83.76	69.21
KEY RATIOS					
Operating profit margin	**2.9%**	5.5%	4.6%	5.5%	5.7%
Pre-tax margin[3]	**1.3%**	4.1%	3.4%	4.2%	4.7%
Net margin[4]	**2.2%**	3.3%	2.7%	2.9%	3.1%
Return on average stockholders' equity[5]	**10.7%**	18.1%	15.7%	24.6%	30.3%
Return on average total assets[6]	**3.0%**	4.6%	3.9%	5.1%	5.2%
Current assets to current liabilities	**1.1**	1.1	1.1	1.1	1.1
Total debt-appliance business as a percent of invested capital[7]	**46.0%**	34.5%	41.2%	40.4%	45.7%
Price earnings ratio	**7.5**	10.2	14.6	13.5	11.7
OTHER DATA					
Number of common shares outstanding (in thousands):					
Average — on a diluted basis	**76,019**	79,880	76,471	68,272	68,902
Year-end	**73,536**	75,835	78,484	67,880	66,604
Number of stockholders (year-end)	**14,515**	15,011	15,311	7,442	7,826
Number of employees (year-end)	**69,612**	73,682	73,416	65,682	68,125
Total return to shareholders (five year annualized)[8]	**(8.5)%**	11.8%	4.9%	14.5%	3.7%

[1] Restructuring charges were $149 million in 2008, $61 million in 2007, $55 million in 2006, $57 million in 2005 and $15 million in 2004.
[2] Our earnings from continuing operations exclude certain dispositions adjacent to the Maytag acquisition.
[3] Earnings from continuing operations before income taxes and other items, as a percent of sales.
[4] Earnings from continuing operations, as a percent of sales.
[5] Net earnings (loss), divided by average stockholders' equity.
[6] Net earnings (loss), divided by average total assets.
[7] Debt divided by debt, stockholders' equity and minority interests.
[8] Stock appreciation plus reinvested dividends.

SHAREHOLDER AND OTHER INFORMATION

Whirlpool Corporation's Annual Report on Form 10-K, a cassette tape recording of the annual meeting of shareholders and other financial information are available free of charge to shareholders of record.

The Financial Summary contained in this Annual Report should be read together with the Company's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement and in the Financial Supplement to the 2008 Annual Report on Form 10-K, both of which are available through the Internet at www.whirlpoolcorp.com.

This Annual Report contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of the factors discussed in the "Risk Factors" section of the Form 10-K.

Company earnings releases for each quarter — typically issued in April, July, October and February — can be obtained by contacting:
Greg Fritz
Director, Investor Relations
Whirlpool Corporation
2000 N. M-63, Mail Drop 2800
Benton Harbor, MI 49022-2692
Telephone: 269-923-2641
Fax: 269-923-3525
E-mail:
investor_relations@whirlpool.com

Certifications

The most recent certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Annual Report on Form 10-K. The Chief Executive Officer's most recent certification to the New York Stock Exchange (NYSE) pursuant to Section 303A.12(a) of the NYSE's Listed Company Manual was submitted May 15, 2008.

Stock Exchanges

Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

Annual Meeting

Whirlpool Corporation's next annual meeting is scheduled for April 21, 2009, at 8:00 a.m. (Central Time), at 120 East Delaware Place, 8th Floor, Chicago, IL.

Transfer Agent, Shareholder Records, Dividend Disbursements and Corporate Secretary

For information about or assistance with individual stock records, transactions, dividend checks or stock certificates, contact:

Computershare Trust Company, N.A. Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 877-453-1504
Outside the United States:
781-575-2879
TDD/TTY for hearing impaired:
800-952-9245
www.computershare.com

For additional information, contact:
Robert J. LaForest
Assistant Secretary
Whirlpool Corporation
2000 N. M-63, Mail Drop 2200
Benton Harbor, MI 49022-2692
Telephone: 269-923-5355
E-mail:
robert.laforest@whirlpool.com

Direct Stock Purchase Plan

As a participant in the DirectSERVICE Investment and Stock Purchase Program, you can be the direct owner of your shares of Whirlpool Common Stock.

Non-shareholders may purchase their initial shares through the plan for a minimum of $250, or through automatic bank account debits of $50 for five months. Participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment.

For details, contact Computershare or visit its Direct Stock Purchase Plan Web site to enroll.

Stock-Split and Dividend History

March 1952:	2-for-1 stock exchange
December 1954:	100% stock dividend
May 1965:	2-for-1
May 1972:	3-for-1
December 1986:	2-for-1

Example: 100 shares of Whirlpool Common Stock purchased in February 1952 equaled 4,800 shares in January 2009.

For each quarter during 2007 and 2008, Whirlpool paid a dividend of $0.43 per share.

Common Stock Market Price

	High	Low	Close
4Q 2008	**$ 83.05**	**$ 30.19**	**$ 41.35**
3Q 2008	**$ 91.87**	**$ 58.22**	**$ 79.29**
2Q 2008	**$ 92.59**	**$ 61.73**	**$ 61.73**
1Q 2008	**$ 98.00**	**$ 67.19**	**$ 86.78**
4Q 2007	$ 94.89	$ 72.15	$ 81.63
3Q 2007	$116.79	$ 72.10	$ 89.10
2Q 2007	$118.00	$ 84.17	$111.20
1Q 2007	$ 96.77	$ 83.21	$ 84.91

As of February 13, 2009, the number of holders of record of the common stock of Whirlpool was 14,456.

Trademarks

affresh, Amana, Artisan, Bauknecht, Brastemp, Cabrio, Consul, EcoStyle, Facilite, Floral, For The Love Of Cooking, For The Way It's Made, Green Intelligence, Gladiator, Gladiator Claw, Jenn-Air, KitchenAid, Kosmos, Maytag, Shape of the stand mixer, Split Ative, Whirlpool and You are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Boys and Girls Club, Cook for the Cure, ENERGY STAR, Habitat for Humanity and Instituto Consulado Da Mulher are owned by their respective companies.

BOARD OF DIRECTORS

Herman Cain [3, 4]
Chief Executive Officer and
President, THE New Voice, Inc.

Gary T. DiCamillo [1, 3]
President and
Chief Executive Officer,
RADIA International

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer,
Whirlpool Corporation

Kathleen J. Hempel [2, 3]
Former Vice Chairman and
Chief Financial Officer,
Fort Howard Corporation

Michael F. Johnston [2, 4]
Former Chairman of the Board
and Chief Executive Officer,
Visteon Corporation

William T. Kerr [1, 4]
Chairman of the Board,
Meredith Corporation

Arnold G. Langbo [1, 3]
Former Chairman of the Board
and Chief Executive Officer,
Kellogg Company

Miles L. Marsh [1, 4]
Former Chairman of the Board
and Chief Executive Officer,
Fort James Corporation

Paul G. Stern [2, 4]
Partner, Arlington Capital
Partners, L.L.P. and Thayer
Capital Partners, L.L.P.
and Chairman,
Claris Capital Partners

Janice D. Stoney [2, 3]
Former Executive Vice President,
US WEST
Communications Group, Inc.

Michael A. Todman
President,
Whirlpool North America,
Whirlpool Corporation

Michael D. White [1, 4]
Chief Executive Officer,
PepsiCo International and
Vice Chairman, PepsiCo, Inc.

[1] Audit Committee
[2] Corporate Governance and
Nominating Committee
[3] Finance Committee
[4] Human Resources Committee

EXECUTIVE COMMITTEE

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer

David A. Binkley
Senior Vice President,
Global Human Resources

Marc Bitzer
Executive Vice President and
President, U.S. Operations

Bracken Darrell
Executive Vice President and
President, Whirlpool Europe

José A. Drummond
Executive Vice President and
President, Whirlpool S.A.

Daniel F. Hopp
Senior Vice President,
General Counsel and Secretary

Paulo F.M. Periquito
President,
Whirlpool International

David T. Szczupak
Executive Vice President,
Global Product Organization

Roy W. Templin
Executive Vice President and
Chief Financial Officer

Michael A. Todman
President,
Whirlpool North America



FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-001613
www.fsc.org

The cover of this annual report shows one of the newest laundry colors available from Whirlpool Corporation. The color palette on this page shows additional laundry colors currently available.


Aspen


Black


Crimson


Diamond Dust


Evergreen


Ocean Blue


Oxide


Silver


Slate


Tuscan Chestnut


White

WHIRLPOOL CORPORATION AND GENERAL OFFICES

World Headquarters and North America Region
2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 269-923-5000

Europe Region
Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39-0332-759-111

Latin America Region
Av. das Nações Unidas,
12.995, 32° andar
CEP 04578-000 São Paulo,
SP Brazil
Telephone: 55-11-3566-1000

Asia Region
565 Jin Gang Road
Jin Qiao Export Processing Zone
Pudong New Area
Shanghai, PRC 201206
Telephone: 86-21-5133-1777

Internet Address
Information about Whirlpool Corporation, including financial data, is available at:
www.whirlpoolcorp.com

Design: SamataMason Principal Lifestyle/CEO Portrait Photography: Gregory Miller Printing: Lake County Press